

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2022

Jorge Santos da Silva
Founder & Chief Executive Officer
MoonLake Immunotherapeutics
Dorfstrasse 29
6300 Zug
Switzerland

  Re: MoonLake Immunotherapeutics
    Amendment No. 4 to Registration Statement on Form S-1
    Filed July 15, 2022
    File No. 333-262643

Dear Dr. Santos da Silva:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 16, 2022 letter.

Amendment No. 4 to Registration Statement on Form S-1

Cover Page

1. We note your response to prior comment 1 and your revised disclosure on the cover page. We reissue our comment in full. Please revise your cover page to disclose the price that each of the Selling Shareholders paid for the Class A Ordinary Shares.

Risk Factors
Future resales, or the perception of future resales, of Class A Ordinary Shares, including the Registrable Shares offered for resale..., page 35

2. We note your response to prior comment 4 and your revised disclosure on page 35

regarding the total number of Class A Ordinary Shares that are being offered as well as the fact that the total number of shares being offered in this transaction represent 92.38% of the total outstanding Class A Ordinary Shares and outstanding Class C Ordinary Shares on an as-converted, fully diluted basis. We reissue our comment in part. Please revise your disclosure to note the purchase price of the shares being registered for resale. Additionally, to the extent applicable, please disclose that even though the current trading price is significantly below the SPAC IPO price, the private investors have an incentive to sell their shares because they will still profit on such sales due to the fact that they purchased their shares at a lower price than public investors.

General

3. We note your response to prior comment 7 and your revised disclosure throughout the registration statement noting that the Selling Shareholders "may earn a positive rate of return by selling" their Class A Ordinary Shares. We reissue our comment in full. Please revise to disclose the price that each Selling Shareholder paid for the shares being registered for resale. Highlight any differences in the current trading price, the prices at which each of the Selling Shareholders acquired their shares, and the price at which the public shareholders acquired their shares. Disclose that the public shareholders may not experience a similar rate of return on the securities as the Selling Shareholders due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the Selling Shareholders will earn based on the current trading price, if any. Lastly, please include appropriate risk factor disclosure on these points.

You may contact Joshua Gorsky at 202-551-7836 or Laura Crotty at 202-551-7614 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Branden Berns